1001 FOURTH AVENUE, SUITE 4500 | SEATTLE, WASHINGTON 98154-1192 206.624.3600 TELEPHONE | 206.389.1708 FACSIMILE WWW.RIDDELLWILLIAMS.COM
November 29, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Red Lion Hotels Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 11, 2010 Proxy Statement on Schedule 14A filed April 15, 2010 File No. 1-13957
Dear Mr. Kluck:
On behalf of our client, Red Lion Hotels Corporation (the “Company”), we hereby submit the Company’s response to the Staff’s comment letter dated November 12, 2010 relating to the referenced filings of the Company. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
The Company acknowledges the following in regards to its filings:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tom Kluck
Securities and Exchange Commission
November 29, 2010

Proxy Statement on Schedule 14A, filed April 15, 2010
Compensation Discussion and Analysis, page 13
Elements of Our Compensation Program, page 14
1.	We note your response to comment 3 of our letter dated September 30, 2010. In response to our comment, you state that you utilized the 50th percentile of your peer group as a guideline for 2008 and determined to reduce 2008 compensation by 5% in 2009. It therefore appears that you did target compensation to the 50th percentile and then reduced this amount by 5%. To the extent you award compensation to an executive officer above or below the targeted level, please identify the officer and explain why you awarded compensation to that particular officer at a level that was above or below the target. To the extent the additional factors noted in your response resulted in awarding compensation to the particular officer above or below the targeted level, please discuss these factors and explain why these factors led to your decision. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
As disclosed on page 26 of the 2010 proxy statement, the Company had written employment agreements with Anupam Narayan, George H. Schweitzer, Thomas L. McKeirnan and Anthony F. Dombrowik that provided for 2009 base salaries of $360,000, $210,000, $209,000 and $175,000, respectively. These salary levels were the same as the levels established in early 2008 using the 50th percentile of base salaries for the Company’s peer group as a guideline. The determination of salary levels was not formulaic, but was based on the subjective judgment of the Compensation Committee after taking into account the peer group compensation and additional factors of the type mentioned in our response to your letter dated September 30, 2010. The Compensation Committee also took into account the opinion of its compensation consultant that base salaries falling within a range of ±15% of the 50th percentile would be competitive.
The salary level of $360,000 for Mr. Narayan was 14% less than the 50th percentile of the peer group. This was due to a number of factors, including Mr. Narayan’s recent promotion to the CEO position on February 2008, the Company’s being smaller than the peer group companies, and the relatively lower cost of living in the Spokane market.
The salary level of $210,000 for Mr. Schweitzer was 5% less than the 50th percentile of the peer group. This was due primarily to the Company’s being smaller than the peer group companies and the relatively lower cost of living in the Spokane market.
The salary level of $209,000 for Mr. McKeirnan was also 5% less than the 50th percentile of the peer group, also due primarily to the Company’s being smaller than the peer group companies and the relatively lower cost of living in the Spokane market.

Mr. Tom Kluck
Securities and Exchange Commission
November 29, 2010

Mr. Dombrowik’s salary was established at $175,000 at the time he was promoted from controller to CFO in March of 2008, based on the Compensation Committee’s subjective determination of what an appropriate base salary would be in light of the salary previously earned by Mr. Dombrowik as controller and the increased level of responsibility that he would have as CFO. This base salary was 24% less than the 50th percentile of the peer group.
With respect to annual incentive compensation, the target levels established by the Compensation Committee for 2009 were effectively at the 50th percentile of the peer group for Messrs. Narayan, Schweitzer and McKeirnan. The committee set the target level for Mr. Dombrowik at the same percentage of base salary as for Messrs. Schweitzer and McKeirnan based on its subjective determination that his bonus opportunity ought to be comparable on a percentage basis to that of these other two officers.
To the extent that future cash compensation for the executive officers is based in whole or in part on a specified percentile of peer group or industry compensation, the Company in future filings will explain how and why the compensation paid to its executive officers varied from that percentile. To the extent the Company takes into consideration other factors besides peer group or industry compensation, it will provide a discussion of those factors in reasonable detail.
Long-Term Equity Incentives, page 16
2.	We note your response to comment 4 of our letter dated September 30, 2010. In addition to disclosing how the amounts are determined, please disclose the level awarded to each of your executive officers. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
The amounts of the long-term equity incentives awarded to the executive officers for 2009 were disclosed in the “Stock Awards” column of the summary compensation table on page 18 of the proxy statement. The Company in future filings will include the amount of the long-term equity incentives in the appropriate column(s) of the summary compensation table and will disclose in the Compensation Discussion and Analysis both the amount of the awards and how the award levels were determined for each of the executive officers.
Transactions with Related Parties, page 28
3.	We note your response to comment 5 of our letter dated September 30, 2010. In future filings, please disclose all related party transactions required to be disclosed by Item 404 of Regulation S-K in this section. Please tell us how you intend to comply.

Mr. Tom Kluck
Securities and Exchange Commission
November 29, 2010

Response:
In future filings, the Company will disclose all related party transactions required to be disclosed by Item 404 of Regulation S-K either in this section or, to the extent permitted by Item 407(e)(4)(i)(C) of Regulation S-K, in a section captioned “Compensation Committee Interlocks and Insider Participation”.
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Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filings.

Very truly yours,

/s/ Frank C. Woodruff

Frank C. Woodruff
of
RIDDELL WILLIAMS p.s.

Our File: 34402.00043